MEDIA RELEASE

SMART Reports First Quarter 2013 Financial Results

•	Revenue of $174.5 million

•	Gross margin of 46.2%

•	Adjusted EBITDA of $25.1 million

•	Adjusted Net Income of $12.6 million

CALGARY, Alberta, August 2, 2012 – SMART Technologies Inc. (Nasdaq: SMT) (TSX: SMA), a leading provider of collaboration solutions, today announced financial results for its first quarter ended June 30, 2012.

“We continued to execute strongly during the first quarter, despite the challenging macro environment for education funding in North America and Europe,” stated Tom Hodson, Interim President and CEO of SMART. “Growth in our EMEA revenue demonstrates the value of our core products in under-penetrated markets and the sequential improvement in our gross margins compared to the prior two quarters is evidence that our cost-saving initiatives are working. In addition, we announced several new products during the quarter including new software that connects our Freestorm™ visual collaboration solutions with Microsoft Lync 2010 to create an immersive audio, video and data sharing experience in meeting rooms.”

Hodson continued, “Looking ahead, we will continue to focus on managing our cost structure and improving our overall operating efficiency to adjust to the challenging education market in North America and Europe, while at the same time retaining our commitment to product innovation for profitable growth segments. We anticipate the North American and European education markets to remain difficult for the balance of the year, and as a result, we believe the year over year revenue decline we experienced over the past two quarters may be indicative of our full year revenue decline for fiscal 2013. We continue to expect annual Adjusted Net Income to decline compared to last year.”

	GAAP Results
	Three months ended June 30,
($ millions)	2012	2011
Revenue	$174.5	$202.4
Net Income	$1.5	$23.0

	Non-GAAP Results
	Three months ended June 30,
($ millions)	2012	2011
Adjusted EBITDA	$25.1	$47.2
Adjusted Net Income	$12.6	$27.8

Total revenue for the first quarter of fiscal 2013 was $174.5 million, a decrease of 14% compared to $202.4 million in the prior-year period. Revenue for the quarter grew by 12% in EMEA year over year, Rest of World revenue was unchanged, and North America revenue declined by 21% as education funding in the United States remains constrained. Average selling price for the first quarter was $1,415 compared to $1,532 in the same quarter last year but consistent with subsequent quarters in fiscal 2012. In terms of unit sales, 94,811 interactive displays were sold in the quarter, compared to 101,479 units sold in the prior-year period.

Gross profit for the first quarter of fiscal 2013 was $80.7 million compared to $100.3 million in the prior-year period. Gross margin was 46%, compared to 50% for the prior-year period. The decline in gross margin was largely due to the decline in North America sales and the resulting shift in geographic and product sales-mix to lower gross margin products that meet the needs of customers in international markets. Although there was a year over year decline in gross margin, the move of our assembly operations to contract manufacturers and other cost-down initiatives mitigated the decline and contributed to an increase in gross margin over the previous two quarters.

Cash operating expenses increased by $3.5 million, or 6%, from $56.0 million in the first quarter of fiscal 2012 to $59.5 million in the first quarter of fiscal 2013. Over the recent quarter, we incurred $5.7 million in one-time costs relating to consulting fees for the strategy and business process reviews and organizational changes. Excluding these one-time costs, operating expenses declined by 4%, or $2.2 million.

Adjusted EBITDA for the first quarter of fiscal 2013 was $25.1 million, representing an Adjusted EBITDA margin of 14% compared to $47.2 million or 23% in the prior-year period. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue after adding back the net impact of deferred revenue.

GAAP net income was $1.5 million for the first quarter of fiscal 2013 compared to net income of $23 million in the prior-year period. GAAP EPS was $0.01 based on 124.3 million weighted-average shares outstanding, compared to GAAP EPS of $0.19 based on 124.5 million weighted-average shares outstanding during the prior-year period. GAAP net income during the quarter ended June 30, 2012 includes a $6.3 million non-cash foreign exchange loss, compared to a $1.3 million foreign exchange gain in the prior-year period.

Adjusted Net Income for the first quarter of fiscal 2013 was $12.6 million compared to Adjusted Net Income of $27.8 million in the same period last year. Adjusted EPS was $0.10 based on 124.3 million weighted-average shares outstanding, compared to Adjusted EPS of $0.22 based on 124.5 million weighted-average shares outstanding for the first quarter of fiscal 2012.

As of June 30, 2012, SMART had cash and cash equivalents of $88.4 million and $290.5 million of debt outstanding.

Conference Call Information

SMART will host a conference call today, August 2, 2012, at 2:30 p.m. MT (4:30 p.m. ET) to discuss the company’s financial results. To access this call, dial 877.312.5844 (North America) or 253.237.1152 (outside North America) with conference ID #96986332. A live webcast of the conference call and supplemental slides will be accessible from the investor relations page of SMART’s website at http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at http://investor.smarttech.com/events.cfm. A replay of this conference call may also be accessed through August 12, 2012, by dialing 855.859.2056 (North America) or 404.537.3406 (outside North America). The replay pass code is 96986332.

About SMART

SMART Technologies Inc. is a leading provider of collaboration solutions that change the way the world works and learns. As the global leader in interactive whiteboards, our focus is on developing a variety of easy-to-use, integrated solutions that free people from their desks and computer screens, making collaboration and learning with digital resources more natural. Our products have transformed teaching and learning in more than 1.9 million classrooms worldwide, reaching over 40 million students and teachers. In business, our Freestorm visual collaboration solutions improve the way that people work and collaborate, enabling them to be more productive and reduce costs.

The SMART Technologies logo is available at www.globenewswire.com/newsroom/prs/?pkgid=7573.

Forward-Looking Statements

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Statements that include the words “expanding,” “expect,”

“increasing,” “intend,” “plan,” “believe,” “project,” “estimate,” “anticipate,” “may,” “will,” “continue,” “further,” “seek,” “commitment,” “dedicated,” and similar words or statements of a future or forward-looking nature identify forward-looking statements. In particular and without limitation, this press release contains forward-looking statements pertaining to our commitment to product innovation for profitable growth segments, our focus on managing our cost structure, the improvement of our overall operating efficiency, the challenges relating to the North American and European education markets and our expectations regarding fiscal 2013 performance, including fiscal 2013 revenue, the rate of revenue decline, and Adjusted Net Income.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risks Related to Our Business” and “Capital Structure Risks” in our management’s discussion and analysis for the year ended March 31, 2012.

The forward-looking statements speak only as of the date they are made. Except as may be required by applicable law, we do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

Non-GAAP measures

We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, costs of restructuring and other income. We define Adjusted Net Income as net income before stock-based compensation, costs of restructuring, foreign exchange gains or losses, net change in deferred revenue and amortization of intangible assets, all net of tax.

Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations and therefore, you should not place undue reliance on them.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business removing the effects of our leveraged capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business removing the after-tax impact of stock-based compensation, costs of restructuring, foreign exchange gains and losses, revenue deferral and amortization of intangible assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors and by our lenders in assessing management’s performance. Adjusted Net Income is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of incentive plan payments. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Operations and Selected Other Data

(millions of U.S. dollars, except share amounts, per share amounts, percentages,  units and average selling prices)

	Three months ended June 30,
	2012	2011
Consolidated Statements of Operations
Revenue	$174.5	$202.4
Cost of sales	93.8	102.1

Gross margin	80.7	100.3

Operating expenses
Selling, marketing and administration	48.1	46.6
Research and development	13.2	12.9
Depreciation and amortization	7.6	7.6
Restructuring costs	0.1	—

Operating income	11.7	33.2
Non-operating expenses
Other income, net	(0.1)	(0.1)
Interest expense	3.2	4.1
Foreign exchange loss (gain)	6.3	(1.3)

Income before income taxes	2.3	30.5
Income tax expense	0.8	7.5

Net income	$1.5	$23.0

Earnings per share
Basic	$0.01	$0.19
Diluted	$0.01	$0.19
Weighted-average number of shares outstanding
Basic	121,371,234	123,772,791
Diluted	124,274,309	124,451,541
Period end number of shares outstanding	121,084,401	123,772,791

Selected Data
Revenue by geographic location
North America	$121.8	$153.8
Europe, Middle East and Africa	38.0	33.9
Rest of World	14.7	14.7

	$174.5	$202.4

Revenue change(1)	(13.8)%	(7.7)%
As a percent of revenue
Gross margin	46.2%	49.6%
Selling, marketing and administration	27.6%	23.0%
Research and development	7.6%	6.4%

Adjusted EBITDA(2)	$25.1	$47.2
Adjusted EBITDA as a percent of revenue(2)(3)	14.1%	23.1%

Adjusted Net Income(4)	$12.6	$27.8
Adjusted Net Income per share(4)(5)	$0.10	$0.22

Total number of interactive displays sold(6)	94,811	101,479
Average selling price of interactive displays sold(7)	$1,415	$1,532

Total assets	$530.1	$574.8
Total long-term liabilities	$392.0	$426.2

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

(1)	Revenue change is calculated as a percentage by comparing the change in revenue in the period to revenue during the same period in the immediately preceding fiscal year.
(2)	Adjusted EBITDA is a non-GAAP measure that is described and reconciled to net income in a subsequent section and is not a substitute for the GAAP equivalent.
(3)	Adjusted EBITDA as a percentage of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.
(4)	Adjusted Net Income is a non-GAAP measure that is described and reconciled to net income in a subsequent section and is not a substitute for the GAAP equivalent.
(5)	Adjusted Net Income per share is calculated by dividing Adjusted Net Income by the average number of basic and diluted shares outstanding during the period.
(6)

Interactive displays include SMART Board® interactive whiteboard systems and associated projectors, SMART Board interactive flat panels, appliance-based interactive displays, SMART Board interactive overlays, SMART Podium™ interactive pen displays and SMART Table® interactive learning centers.

(7)	Average selling price of interactive displays is calculated by dividing the total revenue from the sale of interactive displays by the total number of units sold.

SMART Technologies Inc.

Unaudited Consolidated Condensed Balance Sheets

(millions of U.S. dollars)

	June 30, 2012	March 31, 2012
ASSETS
Current assets
Cash and cash equivalents	$88.4	$95.5
Trade receivables	111.0	94.3
Other current assets	12.8	13.8
Income taxes recoverable	14.0	10.1
Inventory	94.4	110.8
Deferred income taxes	14.2	14.0

	334.8	338.5

Property and equipment	105.9	109.7
Goodwill and intangible assets	64.1	66.5
Deferred income taxes	20.9	19.9
Deferred financing fees	4.4	5.0

	$530.1	$539.6

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued liabilities	$107.6	$120.5
Deferred revenue	34.3	34.0
Current portion of long-term debt	3.1	3.1

	145.0	157.6

Long-term debt	287.4	288.2
Other long-term liabilities	5.5	5.7
Deferred revenue	90.9	90.8
Deferred income taxes	8.2	8.9

	537.0	551.2
Shareholders’ deficit
Share capital	692.5	696.4
Accumulated other comprehensive loss	(8.9)	(10.8)
Additional paid-in capital	38.1	32.9
Deficit	(728.6)	(730.1)

	(6.9)	(11.6)

	$530.1	$539.6

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Cash Flows

(millions of U.S. dollars)

	Three months ended June 30,
	2012	2011
Cash provided by (used in)
Operations
Net income	$1.5	$23.0
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	9.1	9.2
Non-cash interest expense (recovery) on long-term debt	0.2	(0.4)
Non-cash restructuring costs in other long term liabilities	(0.3)	—
Stock-based compensation	1.8	3.5
Loss on foreign exchange	7.1	—
Deferred income tax recovery	(2.5)	(0.4)
Loss on disposal of property and equipment	—	0.1
Change in non-cash working capital	(16.2)	(33.5)

Cash provided by operating activities	0.7	1.5
Investing
Capital expenditures	(4.9)	(5.6)

Cash used in investing activities	(4.9)	(5.6)
Financing
Repurchase of common shares	(0.5)	—
Repayment of debt	(0.8)	(10.8)
Participant equity loan plan, net	—	—

Cash used in financing activities	(1.3)	(10.8)
Effect of exchange rate changes on cash and cash equivalents	(1.6)	0.5

Net decrease in cash and cash equivalents	(7.1)	(14.4)
Cash and cash equivalents, beginning of period	95.5	119.0

Cash and cash equivalents, end of period	$88.4	$104.6

SMART Technologies Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(millions of U.S. dollars)

	Three months ended June 30,
	2012	2011
Adjusted EBITDA
Net income	$1.5	$23.0
Income tax expense	0.8	7.5
Depreciation in cost of sales	1.0	0.9
Depreciation and amortization	7.6	7.6
Interest expense	3.2	4.1
Foreign exchange loss (gain)	6.3	(1.3)
Change in deferred revenue(1)	2.9	2.0
Stock-based compensation	1.8	3.5
Costs of restructuring(2)	0.1	—
Other income, net	(0.1)	(0.1)

Adjusted EBITDA	$25.1	$47.2

(1)	Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period. We deferred revenue of $12.0 million and $10.5 million in the three months ended June 30, 2012 and 2011, respectively.
(2)	Includes accretion expense on the lease obligation of $0.1 million disclosed in the Company’s consolidated statements of operations.

	Three months ended June 30,
	2012	2011
Adjusted Net Income
Net income	$1.5	$23.0
Adjustments to net income
Amortization of intangible assets	2.4	2.4
Foreign exchange loss (gain)	6.3	(1.3)
Change in deferred revenue(1)	2.9	2.0
Stock-based compensation	1.8	3.5
Costs of restructuring(2)	0.1	—

	13.5	6.6
Tax impact on adjustments(3)	2.4	1.8

Adjustments to net income, net of tax	11.1	4.8

Adjusted Net Income	$12.6	$27.8

Adjusted Net Income per share
Earnings per share – basic and diluted	$0.01	$0.19
Adjustments to net income, net of tax, per share	0.09	0.03

Adjusted Net Income per share	$0.10	$0.22

(1)	Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.
(2)	Includes accretion expense on the lease obligation of $0.1 million disclosed in the Company’s consolidated statements of operations.
(3)	Reflects the tax impact on the adjustments to net income. A key driver of our foreign exchange loss (gain) is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.

For more information, please contact

Media contact

Marina Geronazzo

Manager, Public Relations

SMART Technologies Inc.

Phone 1.403.407.5088

E-mail MarinaGeronazzo@smarttech.com

Investor contact

Investor Relations

SMART Technologies Inc.

Phone 1.877.320.2241

E-mail ir@smarttech.com

© 2012 SMART Technologies. Freestorm, SMART Board, SMART Podium, SMART Table, the SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners.

Please note that SMART is written in all capital letters.